UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Device to Cloud Solution Selected by Itelma for AvtoVAZ’s Lada Connected Vehicles in Russia

AirPrime® embedded modules and AirVantage® IoT Platform provide automotive-grade cellular connectivity and service delivery for the first production cars in Russia to carry the emergency ERA-GLONASS system

VANCOUVER, Canada--(BUSINESS WIRE)--September 13, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that Itelma, a manufacturer and distributor of automotive equipment, has selected Sierra Wireless’ family of smart automotive modules and cloud-based AirVantage® IoT Platform to enable cellular connectivity and service delivery for its emergency response ERA-GLONASS units supplied to the Russian automotive market. The connected car technology is being installed in AvtoVAZ’s LADA vehicles, the first production cars in Russia to carry the emergency system.

“Sierra Wireless provides us with a leading-edge automotive connectivity solution that is reliable and scales easily,” said Alexander Sokolov, Deputy Director of Development at Itelma. “They are providing us with a fully automotive-grade module, as well as a device and connectivity management platform. This complete solution supports our vision of developing innovative technologies for connected cars and services in the future.”

Utilizing Sierra Wireless smart automotive modules connected to the Sierra Wireless platform, the Itelma ERA-GLONASS emergency response unit automatically locates a vehicle and transmits SOS signals through mobile networks to responder services during an emergency. In the event of an accident, information transmitted contains the exact coordinates, time and severity of the accident, as well as the vehicle registration number. The driver can also send a signal by clicking the appropriate button. ERA-GLONASS functionality is a mandatory requirement for all new type approved vehicles from 2015 and all cars from 2017 in Russia. The Russian system is harmonized with the European emergency system (eCall), which is set to launch in 2018.

The entire deployment is remotely managed through the Sierra Wireless AirVantage IoT Platform, allowing SIMs to be monitored and managed, and device firmware to be updated over-the-air, ensuring a cost-effective solution. This also allows Russian automobile manufacturers to remotely manage their fleet from factory to dealership.

“Our smart automotive modules and cloud-based AirVantage IoT Platform provide an advanced automotive solution for next-generation vehicles,” said Dan Schieler, Senior Vice President of OEM Solutions for Sierra Wireless. “We are pleased to collaborate with Itelma and look forward to working closely with them on their expanding cellular connectivity requirements.”

Based in Tolyatti, Russia, AvtoVAZ is the largest car manufacturer in Russia and Eastern Europe. Itelma manufactures and distributes devices for the automotive industry, supplying its products to the leading automobile manufacturers in Russia.

For more information about Sierra Wireless solutions for the automotive market, visit: http://www.sierrawireless.com/automotive. Visit the Sierra Wireless website for more information about AirPrime embedded solutions and the AirVantage IoT Platform.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless, AirPrime” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, 604-233-8028
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 13, 2016